EXHIBIT 12

                                CARNIVAL CORPORATION
                        RATIO OF EARNINGS TO FIXED CHARGES
                          (In thousands, except ratios)

                                       YEARS ENDED NOVEMBER 30,
                              1999        1998       1997     1996      1995
Net Income                 $1,027,240  $835,885  $666,050  $566,302  $451,091
Income tax expense              2,778     3,815     6,233     9,045     9,374

Income before
  income taxes              1,030,018   839,700   672,283   575,347   460,465

Adjustment to Earnings:
  Minority interest            14,014    11,102
  Income from affiliates in
    excess of dividends
    received                  (60,671)  (63,059)  (46,569)  (43,224)        0

Earnings as adjusted          983,361   787,743   625,714   532,123   460,465

Fixed Charges:
  Interest expense             46,956    57,772    55,898    64,092    63,080
  Interest portion of
    rent expense (1)            3,405     3,480     3,528     3,093     2,529
  Capitalized interest         40,908    35,130    16,846    25,799    18,762

Total fixed charges            91,269    96,382    76,272    92,984    84,371

Fixed charges not affecting
  earnings:
    Capitalized interest      (40,908)  (35,130)  (16,846)  (25,799)  (18,762)

Earnings before fixed
  Charges                  $1,033,722   $848,995  $685,140  $599,308  $526,074

Ratio of earnings to
  fixed charges                  11.3 x    8.8 x     9.0 x     6.4 x     6.2 x

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(1) Represents one-third of rent expense, which management believes to be representative of the interest portion of rent expense.